UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SILVER EAGLE ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

827694209

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

Telephone: 212-905-3990

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827694209	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC (26-1523875)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 2,550,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 2,550,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 827694209	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Silver Eagle Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

1450 2nd Street, Suite 247

Santa Monica, California 90401

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (the “Reporting Person”) with respect to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Silver Eagle Acquisition Corp., a Delaware corporation (the “Issuer”).

The Reporting Person acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, the following entities:

(i) Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”) with respect to the 1,439,554 shares of Common Stock directly owned by it;

(ii) BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”) with respect to the 353,427 shares of Common Stock directly owned by it;

(iii) BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Equity Alternatives”) with respect to the 158,849 shares of Common Stock directly owned by it;

(iv) BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“Kicking Horse” and together with Credit Alternatives, Long/Short Credit and Equity Alternatives, the “Partnerships”) with respect to the 70,883 shares of Common Stock directly owned by it;

(v) BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 88,221 shares of Common Stock directly owned by it;

(vi) AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds, with respect to the 37,736 shares of Common Stock directly owned by it; and

(vii) BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares, with respect to the 401,330 shares of Common Stock directly owned by it. The filing of this statement should not be construed as an admission that the Reporting Person is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address of the Principal Office or, if none, residence

280 Park Avenue, 5th Floor East, New York, New York 10017

CUSIP No. 827694209	13G	Page 4 of 6 Pages

(c)	Citizenship

Delaware, USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

827694209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The Reporting Person expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

The Company’s Form 10-Q filed on November 14, 2013, indicates that the total number of outstanding shares of Common Stock was 40,625,000. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 827694209	13G	Page 5 of 6 Pages

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 827694209	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2014

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer